_____________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ____________________

                                 Amendment No. 4
                           SCHEDULE 13D (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                                ________________


                                  METALINK LTD.
  _____________________________________________________________________________
                                (Name of Issuer)
                 Ordinary A Shares, par value NIS 0.10 par share
  _____________________________________________________________________________
                         (Title of Class of Securities)

                                  M 69897 10 2
  _____________________________________________________________________________
                                 (CUSIP Number)

                                  Tzvi Shukhman
                                  Metalink Ltd.
                               Yakum Business Park
                               Yakum 60972, Israel
                                 972-9-960-5388
  _____________________________________________________________________________
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 16, 2003
  _____________________________________________________________________________
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 5 Pages)


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CUSIP No.         M 69897 10 2      13D     Page 2 of 5

1        NAME OF REPORTING PERSON:                       Tzvi Shukhman
         I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON (ENTITIES ONLY):                         N/A

2        CHECK THE APPROPRIATE BOX IF A
         MEMBER OF A GROUP:                              (a) [  ](b) [  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS:                                 PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):       [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:            Israel

NUMBER OF SHARES         7      SOLE VOTING POWER:        5,767,971
BENEFICIALLY OWNED BY    8      SHARED VOTING POWER:      0
EACH REPORTING           9      SOLE DISPOSITIVE POWER:   5,767,971
PERSON WITH              10     SHARED DISPOSITIVE POWER: 0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:                                5,767,971

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES:                    [  ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (11):                                     [30.86]%

14       TYPE OF REPORTING PERSON:                        IN

Item 1.           Security and Issuer.

This statement of beneficial ownership on Schedule 13D (the "Schedule 13D") relates to ordinary A shares, par value NIS 0.10 per share (the "Ordinary Shares"), of Metalink Ltd., an Israeli company (the "Company"). The principal executive offices of the Company are located at Yakum Business Park, Yakum 69072, Israel.

Item 2.           Identity and Background.

The name of the person filing this statement is Tzvi Shukhman ( the "Reporting Person").

         The Reporting Person addresses is:

Tzvi Shukhman - c/o Metalink Ltd., Yakum Business Park, Yakum 60972, Israel

Mr. Shukhman is the Chief Executive Officer and Chairman of the Board of Directors of the Company.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

         The Reporting Person is a citizen of the State of Israel.

Item 3.           Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used by Mr. Shukhman in making the purchase of 36,615 Ordinary Shares referred to in Item 5(c) of page 3 hereof was approximately $175,495. The source of such funds was the personal funds of Mr. Shukhman.

Item 4.           Purpose of Transaction.

This filing is being made to recognize that upon termination of a voting agreement with Mr. Uzi Rozenberg, pursuant to which Messrs. Rozenberg and Shukhman made filings on Form 13D as a group, Mr. Shukhman is now entitled to, and intends hereafter to, make such filings individually.

With respect to the report of shares acquired, Mr. Shukhman has acquired the Ordinary Shares for investment purposes. The Reporting Person may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Company, it should be noted that the possible activities of the Reporting Person are subject to change at any time.

Mr. Shukhman is the Chief Executive Officer and Chairman of the Board of Directors of the Company. Accordingly, the Reporting Person will be in a position to influence the operations and activities of the Company.

Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.            Interest in Securities of the Issuer.

(a) The response of the Reporting Person to Rows (11) through (13) of page 2 of this statement on Schedule 13D is incorporated herein by reference. As of October 13, 2003, Mr. Shukhman beneficially owned 5,767,971 Ordinary Shares, or 30.86% of the total number of outstanding Ordinary Shares (the percentages are derived from the Company's shareholdings as of June 30, 2003).

(b) The responses of the Reporting Persons to (i) Rows (7) through (10) of page 2 of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

(c)  Since  August  12,  2003,  Mr.  Shukhman  purchased,   through  open-market
transactions executed on the Nasdaq National Market, 36,615 Ordinary Shares as follows:

Date              Shares             Price             Aggregate
                                     Per Share         Price

12/08/2003         1,615             $5.00             $ 8,075
21/08/2003        10,000             $5.15             $51,500
25/08/2003        10,000             $4.84             $48,420
26/08/2003        10,000             $4.50             $45,000
28/08/2003         5,000             $4.50             $22,500

Except as set forth in this Item 5, the Reporting Person has not had any other transaction in the Ordinary Shares that were effected during the past sixty days that has not previously been reported.

Item 6. Contracts, Agreements, Understandings or Relationships with respect to Securities of the Issuer.

Messrs. Shukhman and Rozenberg have terminated their voting agreement as of October 12, 2003. The voting agreement provided that they would act in concert with respect to the nomination and election of directors. A copy of the Voting Termination Agreement between the

Reporting Person and Uzi Rozenberg is annexed hereto as Exhibit A.

Item 7.           Material to be Filed as Exhibits.

EXHIBIT NO.                                 DESCRIPTION

1. Voting Agreement Termination, dated as of October 12, 2003, between Tzvi Shukhman and Uzi Rozenberg.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2003


                                                              /s/ TZVI SHUKMAN
                                                              Tzvi Shukhman

EXHIBIT A




October 12, 2003



Re: Voting Agreement - Termination


In accordance with the terms of Voting Agreement between Tzvi Shukhman and Uzi Rozenberg dated August 11, 1999 relating to the composition of the board of directors of Metalink Ltd, (the "Agreement"), the undersigned hereby terminates the Agreement as of October 12, 2003.


/s/ TZVI SHUKHMAN                                    /s/UZI ROZENBERG
Tzvi Shukhman                                        Uzi Rozenberg

Date:    October 12, 2003                            Date: October 12, 2003